November 3, 2010

VIA FEDERAL EXPRESS

Ms. Kathleen Collins

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-6010

Re:	Cray Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 16, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Filed August 6, 2010
File No. 000-26820

Dear Ms. Collins:

On behalf of Cray Inc. (the “Company”), this letter responds to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 1, 2010 (the “Comments”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) as filed with the Commission on March 16, 2010 and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 as filed with the Commission on August 6, 2010 (the “Staff Letter”). The numbered paragraphs below correspond to the numbered comments in the Staff Letter and the Staff’s comments are presented in bold italics. Except as otherwise indicated, page references herein correspond to the page of the Form 10-K or Form 10-Q, as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2009

Part III (Incorporated by reference from the Definitive Proxy Statement filed on April 22, 2010)

Individual Balanced Scorecards, page 28

1.	We note your response to prior comment 2. On page 29 of the definitive proxy statement, you disclose the percentage achievement for each of the quantitative financial performance goals applicable to your 2009 cash incentive plan. Please tell us, and confirm that you will disclose in future filings as applicable, the degree to which each of your executives met their leadership goals for 2009 and the degree to which Dr. Williams and Mr. Miller’s achieved their product development and marketing goals.

It was determined that Peter Ungaro, Brian Henry, Margaret Williams and Steve Scott each attained 65% against their “Leadership Goals” under the 2009 cash incentive plan. It was determined that Ian Miller attained 65% against his “Marketing Goals”. Ms. Williams had three product development-related goals that were weighted 10%, 15% and 15% of her individual balanced scorecard total. Her attainment against these three product development-related goals was determined

Securities and Exchange Commission

November 3, 2010

to be 100% for the goal weighted 10%, 65% for one of the goals weighted 15% and 100% for the other goal weighted 15%. The Company will, to the extent applicable in future filings, disclose the degree to which each of our Named Executive Officers is determined to have met his or her leadership goals.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page 6

2.	We note your response to our previous comment 3 where you state that for deliverables where you are unable to obtain VSOE or third party evidence (“TPE”) of fair value, the company uses estimated selling price (“ESP”) to allocate arrangement consideration, which is used most often in your supercomputer system sales arrangements. It appears that prior to the adoption of ASU 2009-13, you established fair value for the elements in your multiple-element arrangements using the guidance in ASC 605-25-30-7 through 30-9, which provided for use of VSOE or, if not available, third-party evidence of fair value. While your response indicates that you are able to obtain VSOE of fair value for your maintenance and certain other service deliverables it is unclear how you previously established fair value for your product deliverables. To the extent you relied upon the residual method to allocate revenues to the product element, tell us how you determined that use of the residual method was appropriate. In this regard, your response to comment 3 in your letter dated September 25, 2005 indicates that your supercomputer system sales transactions often involve deliveries of multiple systems, post-sale maintenance and implementation services. Therefore, it would appear that at certain points in time your product element may also be considered an undelivered element. Please describe further the methodology used to establish fair value of your product deliverables under the previous guidance in ASC 605-25-30 and how this compares to your use of the ESP to establish fair value upon adoption of ASU 2009-13. To the extent you were unable to establish fair value under the old guidance, please tell us why the adoption of ASU 2009-13 did not have a significant impact on the company’s financial results.

For arrangements entered into in 2009 and prior, fair value for product deliverables was obtained using entity-specific objective evidence that is reliable. Product deliverables that make-up a complete supercomputing system have rarely been sold on a standalone basis as maintenance is virtually always bundled with the system in a sale (product upgrades may or may not be bundled with maintenance). The Company has determined the fair value of the product deliverables, similar to service deliverables, by analyzing actual historical system prices, which were derived from the bundled transactions, and comparing those prices to the cumulative component list prices over at least three years prior to the transaction date to determine the dollar weighted average discount (from list). This discount is applied to a new arrangement’s product list price to determine fair value. While the discount for each deal varies, they have been within a reasonable range. Our supercomputing systems vary from system to system in size but are all made up of common components. Certain of these common components allow for a selection of price-to-performance attributes to meet a customer’s requirements (such as the speed of a standard microprocessor or the size of local memory). We have an established list price for each of the selectable components that are included in a system and the associated annual list price for maintenance for these components.

Securities and Exchange Commission

November 3, 2010

Virtually all systems are sold through a formal bidding process and thorough negotiations with sophisticated customers as is typical of high value products. In most of these bids we are required to separate the price of the system from the price for maintenance.

Often, the maintenance period contracted in a system arrangement is one year, however, several arrangements have multi-year maintenance periods (average has been approximately 1.5 years). There are frequent examples where we have sold maintenance on a standalone basis (not bundled with a system) as a result of annual renewals. We keep a history of the actual prices charged in standalone maintenance agreements compared to the related total cumulative component level list prices and then compute the contract discount. A dollar weighted average using at least 3 years of discounts from the cumulative list price for maintenance is used in determining VSOE for maintenance services. While the effective discount from list price varies for each deal, the majority of discounts have been within a fairly narrow range. The average annual maintenance revenue has represented about 6.5% of the bundled transaction (system plus maintenance) price. Based on history the product deliverables represent about 89% of the bundled transaction price and service deliverables represent about 11% of the bundled transaction price. The 11% attributable to the service deliverables is comprised of 10% attributable to maintenance (with some contracts extending beyond one year) and 1% attributable to other services.

The use of the residual method would not be appropriate since we have been able to obtain objective and reliable fair values for each of the elements. We have used the residual method in a few cases, such as when we have sold used equipment, where we were otherwise unable to obtain objective and reliable fair values for each of the elements. In these few cases where the facts required the Company to use the residual method we did not have an undelivered product element in the arrangement.

In summary, the Company historically allocated arrangement consideration based on the relative fair values of the product and service deliverables as the Company was able to obtain objective and reliable evidence of fair value for each of the deliverables. The methods used have been consistently applied since the adoption of EITF 00-21 (now ASC 605-25) and the Company believes the approach has been in accordance with that standard and reflects the economics of our transactions taken as a whole. We have reviewed our methodology and assumptions on significant transactions regularly with our auditors and our audit committee.

For arrangements entered into or materially modified in 2010. Upon implementing ASU 2009-13, we began to follow the new selling price hierarchy established in ASU 2009-13. Note that virtually all of the system/product related revenues recognized in the first half of 2010 resulted from arrangements entered into in 2009 and, therefore, as required we have followed the previous guidance in ASC 605-25 for recognizing revenue from these arrangements. For contracts entered into beginning in 2010 we have employed a rigorous process as required under ASU 2009-13 using all information available in attempting to establish VSOE for all deliverables in an arrangement. And if VSOE is not available we next determine if we can establish TPE. Only if we have determined that neither VSOE nor TPE is available for a deliverable do we use an estimate of the selling price. When our estimates are required to determine fair value, we will continue to evaluate the information available to determine if a more objective method is applicable (VSOE or TPE).

Securities and Exchange Commission

November 3, 2010

Product revenue has been quite low through the first three quarters of 2010 compared to our full-year expectations due to the timing of shipments and related acceptances; however, we expect a significant increase in revenue in the fourth quarter. A significant portion of the revenue we expect to recognize in the fourth quarter will be from contracts that were entered into in 2009 and we will continue to follow the guidance in EITF 00-21 for these contracts. Because we have been able to determine fair value for all elements in bundled arrangements the adoption of ASU 2009-13 has not significantly changed the company’s determination of units of accounting or arrangement consideration allocation.

3.	Your expanded disclosures in the Form 10-Q for the quarter ended June 30, 2010 note that ESP is established considering multiple factors including internal costs, gross margin objectives and pricing practices. However they do not include the methods used to determine ESP as required by ASC 605-25-50-2. Please further expand your disclosures, either here or in the critical accounting policies, to include a discussion on the methods used, such as using the list price less a discount or the cost plus a margin, as described in your response to our previous comment 3, and include your proposed expanded disclosure in your response.

In our Form 10-Q for the fiscal quarter ended September 30, 2010, we will expand our policy on revenue recognition to include additional discussion of the methods used to establish ESP as follows:

“When the Company is unable to establish selling price using VSOE or TPE, the Company uses estimated selling price (ESP) in its allocation of arrangement consideration. The objective of ESP is to determine the price at which we would transact a sale if the product or service were sold on a standalone basis. In determining ESP, we use either the list price of the deliverable less a discount or our cost to provide the product or service plus a margin. When using list price less a discount we use discounts from list price from previous transactions. This approach incorporates several factors, including the size of the transaction and any changes to list prices. The data is collected from prior sales, and although the data may not have the sample size or consistency to establish VSOE, it is sufficiently objective to estimate the selling price. When using cost plus a margin we consider the total cost of the product or service, including customer-specific and geographic factors. We also consider the historical margins of the product or service on previous contracts and several factors including any changes to pricing methodologies, competitiveness of products and services and cost drivers that would cause future margins to differ from historical margins.”

****************************

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

November 3, 2010

Please direct any questions or comments regarding this letter to the undersigned by telephone at (206) 701-2168 or by facsimile at (206) 701-2218. Thank you for your assistance.

Respectfully yours,

/s/ Brian Henry
Brian Henry
Executive Vice President and Chief Financial Officer

cc:	Melissa Kindelan, Staff Accountant, Securities and Exchange Commission
Matthew Crispino, Staff Attorney, Securities and Exchange Commission
David Orlic, Staff Attorney, Securities and Exchange Commission
Alan C. Smith, Fenwick & West LLP

5